                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4 )

                       Morgan Stanley High Yield Fund Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                    61744M104
                                 (CUSIP number)


Check the following box if a fee is being paid with this statement / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership the class of securities described in
Item 1; and (2) has filed no amendment subsequ beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


The remainder of this cover page shall be filled out for a reporting person's initi respect to the subject class of securities, and for any subsequent amendment contai would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise s of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

-------------------                                            -----------------
CUSIP No. 61744M104                   13G                      Page 2 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                           Morgan Stanley Group Inc.
                           IRS # 13-283-8891
--------------------------------------------------------------------------------

       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------

       3       SEC USE ONLY
--------------------------------------------------------------------------------

       4       CITIZENSHIP OR PLACE OF ORGANIZATION
                       The state of organization is Delaware.
--------------------------------------------------------------------------------

                                    5    SOLE VOTING POWER
 NUMBER OF                                             0
   SHARES                           --------------------------------------------
 BENEFICIALLY                       6    SHARED VOTING POWER
  OWNED BY                                     1,224,556
    EACH                           --------------------------------------------
  REPORTING                         7    SOLE DISPOSITIVE POWER
 PERSON WITH                                           0
                                   --------------------------------------------
                                    8    SHARED DISPOSITIVE POWER
                                               1,391,956
--------------------------------------------------------------------------------

       9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     1,391,956
--------------------------------------------------------------------------------

      10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

--------------------------------------------------------------------------------

      11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                         15.96%
--------------------------------------------------------------------------------

      12       TYPE OF REPORTING PERSON*
                                                IA, CO
--------------------------------------------------------------------------------

  *  SEE INSTRUCTIONS BEFORE FILLING OUT  !

-------------------                                            -----------------
CUSIP No. 61744M104                   13G                      Page 3 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                           Morgan Stanley & Co. Incorporated
                           IRS # 13-265-5996
--------------------------------------------------------------------------------

       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------

       3       SEC USE ONLY
--------------------------------------------------------------------------------

       4       CITIZENSHIP OR PLACE OF ORGANIZATION
                       The state of organization is Delaware.
--------------------------------------------------------------------------------

                                    5    SOLE VOTING POWER
 NUMBER OF                                             0
   SHARES                           --------------------------------------------
 BENEFICIALLY                       6    SHARED VOTING POWER
  OWNED BY                                     1,224,556
    EACH                           --------------------------------------------
  REPORTING                         7    SOLE DISPOSITIVE POWER
 PERSON WITH                                           0
                                   --------------------------------------------
                                    8    SHARED DISPOSITIVE POWER
                                               1,224,556
--------------------------------------------------------------------------------

       9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,224,556
--------------------------------------------------------------------------------

      10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

--------------------------------------------------------------------------------

      11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        14.04%
--------------------------------------------------------------------------------

      12       TYPE OF REPORTING PERSON*
                    BD, CO
--------------------------------------------------------------------------------

  *  SEE INSTRUCTIONS BEFORE FILLING OUT  !

-----------------------                                    ---------------------
CUSIP No.     61744M104           13G                      Page    4 of  9 Pages
-----------------------                                    ---------------------


Item  1 (a)                 Name  of  Issuer
-----------                 ----------------
                            Morgan Stanley High Yield Fund Inc.

Item  1 (b)                 Address  of  issuer's  principal  executive  offices
-----------                 ----------------------------------------------------
                            1221  Avenue  of  the  Americas
                            New  York,  New  York  10020

Item  2 (a)                 Name  of  person  filing
-----------                 ------------------------
                       (a)  Morgan  Stanley  Group  Inc.
                       (b)  Morgan  Stanley  &  Co. Incorporated

Item  2 (b)                 Principal  business  office
-----------                 ---------------------------
                       (a)  1585 Broadway
                            New  York,  New  York  10036

                       (b)  1585 Broadway
                            New  York,  New  York  10036

Item  2 (c)                 Citizenship
-----------                 -----------
                            Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item  2 (d)                 Title  of  class  of  Securities
-----------                 --------------------------------
                            Common  Stock

Item  2 (e)                 Cusip  No.
-----------                 ----------
                            61744M104

Item    3             (a)  Morgan Stanley Group Inc. is (e) an Investment
---------                  Adviser registered under section 203 of the
                           Investment Advisers Act of 1940

                      (b) Morgan Stanley & Co. Incorporated is (a) a Broker-Dealer under Section 15 of the Securities Exchange Act of 1934.

 Item    4                  Ownership
----------                  ---------

                            Incorporated by reference to Items (5) - (9) and cover page pertaining to each reporting person.

---------------------                                       --------------------
CUSIP No.   61744M104               13G                     Page   5 of  9 Pages
---------------------                                       --------------------


Item 5         Ownership  of  5  Percent  or  Less  of  a  Class
------         -------------------------------------------------
               Inapplicable

Item 6         Ownership  of  More  than  5  Percent  on  Behalf  of
------         -----------------------------------------------------
               Another  Person
               ---------------

               Accounts managed on a discretionary basis by wholly-owned subsidiaries of Morgan Stanley Group Inc., including Morgan Stanley & Co. Incorporated, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

Item 7         Identification  and  Classification  of  the  Subsidiary  Which
------         ---------------------------------------------------------------
               Acquired the  Security  Being  Reported  on  By  the  Parent
               ------------------------------------------------------------
               Holding  Company
               ----------------

               Inapplicable

Item 8         Identification  and  Classification  of  Members  of  the  Group
------         ----------------------------------------------------------------
               Inapplicable

Item 9         Notice  of  Dissolution  of  Group
------         ----------------------------------
               Inapplicable

Item 10        Certification
-------        -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

--------------------                                             ---------------
CUSIP No.  61744M104                  13G                        Page 6 of 9
--------------------                                             ---------------


                    After reasonable inquiry and to the best of my knowledge that the information set forth in this statement is true,


         Date :        February  9,  1996

         Signature :   /s/ Edward J. Johnsen
                       -------------------------------------------------------

         Name / Title: Edward J. Johnsen / Vice-President Morgan Stanley & Co.
                       Incorporated
                       ---------------------------------------------------------
                       MORGAN  STANLEY  GROUP  INC.

         Date :        February  9,  1996

         Signature :   /s/ Edward J. Johnsen
                       -------------------------------------------------------
         Name / Title: Edward J. Johnsen / Vice-President Morgan Stanley & Co.
                       Incorporated
                       -------------------------------------------------------
                       MORGAN  STANLEY  &  CO.  INCORPORATED

                       INDEX  TO  EXHIBITS                                      PAGE
                       -------------------                                      ----

         EXHIBIT  1    Agreement to Make a Joint Filing                          7


         EXHIBIT  2    Secretary's Certificate Authorizing Edward J. Johnsen
                       to Sign on Behalf of Morgan Stanley Group Inc             8


         EXHIBIT  3    Secretary's Certificate Authorizing Edward J. Johnsen
                       to Sign on Behalf of Morgan Stanley & Co. Inc             9